                                    Annex A

                                 Trust Agreement

                Executed in Tel-Aviv on the 11th day of May, 2003

     BETWEEN

     Elron Electronic Industries Ltd. an Israeli company (the "Company") Of 3 Azrieli Center, 42nd Floor, Triangle Building, Tel Aviv, Israel
     Attn: Mr. Doron Birger
     Tel. No. (+)972-3-6075555
     Fax No. (+)972-3-6075556

     On the one part

     AND

     Employees Remuneration Trust Company, (the "Trustee") an unlimited company of advocates of 1 Azrieli Center, Tel Aviv 67021, Israel
     Attn. Michal Lavee Machlav, Adv.
     Tel. No. (+) 972-3-6074510
     Fax No. (+) 972-3-6914164

     On the other part

     RECITALS

     WHEREAS

     The Company has adopted an Option Plan dated as of May 11, 2003 as amended, the "Plan" (capitalized terms and herein and not otherwise defined shall have the meanings given to them in the Plan);

     WHEREAS

     Pursuant to the Plan, the Company from time to time may grant options ("Options") to employees as defined in Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (respectively: each an "Employee" and collectively "Employees", "Section 102" and the "Tax Ordinance");





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     WHEREAS

     According to the Plan the Options may be allotted to a trustee for the benefit of one or more employees designated by the Company ("Designated Employees") so that the trustee shall hold the Options in trust for such Employees until the end of the holding period, as defined in the Tax Ordinance and the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003 (the "Rules") and restated in the Plan (the "Holding Period");

     WHEREAS

     The Company wishes to appoint the Trustee as the trustee for the Plan and the Trustee has agreed to act as trustee for the Company and its Affiliates (as defined in Section 102) under the terms and conditions set forth herein.

     THEREFORE IT IS HEREBY AGREED BETWEEN THE PARTIES AS FOLLOWS:

1. The Recitals to this Trust Agreement form an integral part of this Trust Agreement.

2. In accordance with the Plan, Options shall not be allotted to Employees but shall be allotted to the Trustee for the benefit of one or more Designated Employees and shall be held by the Trustee, subject to the provisions of
     Section 102 and the Rules, until the end of the applicable Holding Period.

3. Until all taxes have been paid in accordance with Section 7 of the Rules, Options and Shares issuable upon the exercise of such Options (the "Underlying Shares") may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and Underlying Shares may be validly transferred in a transfer made by will or by laws of descent provided that the transferee thereof shall be subject to the provisions of Section 102 and the Rules as would have been applicable to the deceased Designated Employee were he or she to have survived.

     In the event that any Designated Employee's Options and the Option Shares are transferred by will or by laws of descent, the provisions of the Trust Agreement shall apply to the heirs or transferees of such Designated Employee.

4. Subject to section 7 of the Rules, the Trustee hereby undertakes to hold the Options in trust for the benefit of the Designated Employees until the end of the applicable Holding Period as provided in the Plan and shall continue to hold the Options and the Underlying Shares after the end of the Holding Period until their release at the request of the Designated Employee, subject to this Trust Agreement and the Program.

5. During the applicable Holding Period and applicable vesting period (as set forth in the Grant Letter of such Option) the Designated Employee shall be entitled to exercise the Options allocated on his/her behalf to the Trustee, i.e. pay the Company the exercise price of the Options, pursuant to a procedure that shall be determined by the parties, and instruct the Trustee to hold the Option Shares on his/her behalf until the end of the applicable Holding Period and applicable vesting period.

6. At any time after the end of the applicable Holding Period (and subject to Section 7 of the Rules) and applicable vesting period (as set forth in the Grant Letter of such Option) the Designated Employee shall be entitled to instruct the Trustee, pursuant to a procedure that shall be determined by the parties, to exercise the Options and/or release and/or sell the Option Shares that are held by the Trustee for the benefit of such Designated Employee. The Trustee will comply with the instruction of such Designated Employee, provided that if the Designated Employee instructs the Trustee to transfer (not sell) the Option Shares to him/her, the Trustee has received prior to such transfer, an approval from the Tax Authorities confirming that all required taxes according to Section 102 and the Rules have been paid by such Designated Employee.

     The Options and the Option shares shall be held by the Trustee until their exercise or their expiration date according to the Program, whichever shall be earlier; provided, however, that subject to the provisions of Section 7 of the Rules, in no event may the Options or any Option Shares be released from the Trust prior to the expiration of the applicable Holding Period.

7. In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options originally allocated (the "Additional Rights"), all such Additional Rights shall be allocated and/or issued to the Trustee for the benefit of Designated Employees, and shall be held by the Trustee for the remainder of the applicable Holding Period for the Options originally allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track. The provisions of this Trust Agreement shall also apply to the Additional Rights.

8. The Company undertakes to refrain from allotting Options to any Employee unless such Employee agrees in writing with the Company (1) to comply with all the provisions set forth in Section 102, the Rules, this Trust Agreement, the Plan and the Grant Letter; and (2) subject to the provisions of Section 102 and the Rules, undertakes not to exercise the Options nor sell or release the Underlying Shares from trust prior to the expiration of the Holding Period.

9. The Company hereby instructs the Trustee to act, in the event that a matter regarding the actions of the Trustee is not detailed in this Trust Agreement, in accordance with the provisions of the Plan and in the absence of a provision in the Plan, to act in accordance with it's sole discretion and in any event in accordance with Section 102 and the Rules.





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10.  So long as Options, Option Shares or any other Additional Rights transferred to the Trustee or registered in the Trustee's name in accordance with this Agreement ("Other Security") are held in trust, the Company shall pay the Trustee an annual fee per allotment, per Employee, as shall be determined by the parties in a separate agreement ("Fees").

11. All commissions, expenses taxes and obligatory payments (if applicable) arising from or pertaining to the holding of Shares and/or any Other Security by the Trustee shall be born on the Company who shall also pay any stamp duty if due in respect of this Trust Agreement. All commissions and expenses, tax or obligatory payments (if applicable) including stamp duty, arising from or in connection with the Options, the exercise of rights to Shares, the transfer of Shares or any Other Security, receipt of dividends and/or exercise of rights shall be borne by the Employees.

12. The Trustee will not be obliged to carry out any act that may cause the Trustee to incur an out of pocket expense, unless the payment of such expense, by the Company and/or Employees, is guaranteed to the Trustee's reasonable satisfaction.

13. The Trustee will not be obliged to hold any Options, Underlying Shares or any Additional Rights in trust after the date, hereof, unless agreed otherwise by the Company and the Trustee.

14. The Trustee shall be entitled to resign from its position as trustee at such time as it sees fit by giving 90 days prior written notice to the Company. Not later than 30 days after the receipt of the notice of resignation, the Company shall appoint another trustee and the required notifications shall be filed by the Company, the Trustee and the newly appointed trustee with the Tax Authorities.

15. The Trustee undertakes to fulfill its duties under this Trust Agreement in good faith and with reasonable care. The Trustee shall not be liable for any damage or loss incurred by the Company, its Affiliates or Employees as a result of any action or omission on its part (other than a breach of this Trust Agreement) in connection with this Trust Agreement or the implementation thereof, provided that it acted in a reasonable manner and in good faith.

16. The Company shall immediately indemnify the Trustee upon its request, against any loss, damage or expense of any kind (including lawyer's fees and other expert's fess) that the Trustee shall incur as a result of or in connection with the performance of its duties pursuant to the terms and provisions of this Trust Agreement or the performance of a trustee's duties required by law, unless such loss, damage or expense results from the gross negligence, bad faith or willful misconduct of the Trustee or from a breach of this Trust Agreement. The Company shall indemnify the Trustee for any payment it shall have to make to the Company or any third party including Employees, as a result of a court sentence or a compromise that the Company has agreed to, filed in connection with (directly or indirectly) this Trust Agreement or the Trust services.

17. The Trustee shall be entitled to consider as true and correct any document it receives, including but not limited to - letters of instructions, notifications, requests, agreements or confirmations, that appear to be signed by the appropriate entity and/or person and that the Trustee believes in good faith to be true.

18. This Agreement and all documents delivered or executed in connection herewith shall be governed by, and construed and administered in accordance with Israeli Law.

19. The parties shall also sign the Hebrew form of "Addendum B - Trust Agreement" that has to be submitted to the tax authorities according to the Rules (attached to this Trust Agreement as Attachment A).

     Unless notified otherwise by one party to the other, the addresses of the parties shall be as detailed in this Trust Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Trust Agreement on the day and year first above written:

--------------------------------------------------------------
     s/s Elron Electronic Industries Ltd.     s/s Employees
                                            Remuneration Trust
-----------------------------------------         Company

--------------------------------------------------------------
             The Company                       The Trustee
--------------------------------------------------------------

                                                                      Appendix 1


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 30, 2003

     The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on October 28, 2003 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on November 30, 2003, at 15:00, Israel time and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

                (Continued and to be signed on the reverse side)

                   ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                        ELRON ELECTRONIC INDUSTRIES LTD.

                               November 30, 2003

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------



PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1. The Election of Directors:

                            NOMINEES:
[ ] FOR ALL NOMINEES        O Ami Erel
                            O Avraham Asheri
[ ] WITHHOLD AUTHORITY      O Prof. Gabi Barbash
    FOR ALL NOMINEES        O Dr. Chen Barir
                            O Avi Fisher
[ ] FOR ALL EXCEPT          O Oren Lieder
(See instructions below)    O Dori Manor
                            O Dr. Dalia Megiddo
                            O Itzhak Ravid.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark
             "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here:
--------------------------------------------------------------------------------

To change the address on your account, please
check the box at right and indicate your new
address in the address space above. Please note   [ ]
that changes to the registered name(s) on the account may not be submitted via this method.


2. Approval of Directors' compensation as a group:    FOR   AGAINST   ABSTAIN
                                                      [ ]     [ ]       [ ]

Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in this Proposal 2 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

     o holds 5% or more of the issued and outstanding share capital or voting rights, or

     o has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or

     o  is a director or a general manager.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

                                                                YES     NO
PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN     [ ]    [ ]
THE RESOLUTIONS DESCRIBED IN THIS PROPOSAL 2.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN THIS PROPOSAL 2, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THIS RESOLUTION.

                                                       FOR  AGAINST   ABSTAIN
3. To approve the Option Plan for Employees, Directors [ ]    [ ]       [ ]
   and Officers - 2003 and certain options heretofore granted thereunder as more fully described in the accompanying Proxy statement:

                                                      FOR    AGAINST   ABSTAIN
4. Appointment of Luboshitz Kasierer , Member Firm    [ ]      [ ]       [ ]
   Of Ernst & Young International, as the
   Company's auditors until the year ended
   December 31, 2004 and authorization of the Audit Committee and the Board of Directors to determine the audit fees:

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.

Signature of Shareholder                      Date:
                         -------------------        -----------------

Signature of Shareholder                      Date:
                         -------------------        -----------------

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.